February 5, 2025

Michael Intrator
Chief Executive Officer
CoreWeave, Inc.
101 Eisenhower Parkway, Suite 106
Roseland, NJ 07068

        Re: CoreWeave, Inc.
            Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted January 22, 2025
            CIK No. 0001769628
Dear Michael Intrator:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 13, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1
Prospectus Summary
Summary Consolidated Financial Data, page 20

1. We note your revised footnote disclosure in response to prior comment 7. Further revise to include separate line-item adjustments in the reconciliations of the pro forma numerator and denominator for the vesting and settlement of stock-based compensation associated with the RSUs, as applicable. In addition, revise footnote (2)
       to the per share table on page 21 to include a cross reference to the calculations of basic and diluted net income (loss) attributable to common stockholders in Note 13 to your financial statements.
 February 5, 2025
Page 2

Non-GAAP Financial Measures, page 23

2. We note your revised disclosures and response to prior comment 16. Please further revise here to present GAAP net loss margin prior to the non-GAAP measure
       Adjusted EBITDA margin.
Risk Factors
We have a limited number of suppliers..., page 25

3. Please quantify your supplier concentration for the periods presented. Management's Discussion and Analysis of Financial Condition and Results of Operations
Attractive Unit Economics, page 94

4. We note your revised disclosure and response to prior comment 15. Please further revise to clarify, if true, that the revenue used to calculate average annualized revenue per GPU includes only committed contract revenue, or otherwise clarify which revenue is included in this calculation.
Notes to Consolidated Financial Statements
Note 1. Overview and Summary of Significant Accounting Policies
Revenue Recognition, page F-20

5. We note your revised disclosures on page F-21 in response to prior comment 27.
       Please further revise to include a discussion of what is included within variable consideration as provided in your response.
Note 2. Revenue
Remaining Performance Obligations, page F-26

6. We note your revised disclosures in response to prior comment 28 where you state that substantially all of the remainder of the remaining performance obligations
       (RPOs) will be recognized over the next 36 months. Please tell us the percentage of
       RPOs that will be recognized in years three, four and five. To the extent the majority of your contracts have terms of up to three years, revise your disclosures on page F-20 where you refer to committed contract terms as ranging from two to five years to clarify as such.
 February 5, 2025
Page 3

        Please contact Brittany Ebbertt at 202-551-3572 or Kathleen Collins at 202-551-3499
if you have questions regarding comments on the financial statements and related matters. Please contact Uwem Bassey at 202-551-3433 or Jeff Kauten at 202-551-3447 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Michael A. Brown